Offering Statement for Split Mountain Productions Inc (“Split Mountain”)

Paul Riss:	paul@netcapital.com

The Company

1. **What is the name of the issuer?**

Split Mountain Productions Inc

Eligibility

2. **The following are true for Split Mountain Productions Inc:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   03/17-current, chairman of board of directors of Split Mountain productions. 01/2014 -current consultant in the entertainment industry.

   03/2017-present board member of split mountain productions, 01/20000-present: Director in the entertainment industry, Producer of over 70 films, co-producer of the godfather part ii

   03/2017 - present: board member Split Mountain productions. 01/2014-present Consultant, responsibilities: Produce and direct short films and feature films in the entertainment industry

   01/2014 - present digital cinema expert responsibilities: logistics and management

   03/2017 - present Board member, Split mountain productions

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

John Simonelli

Securities:	1,250,000
Class:	Common
Voting Power:	25.0%

Gray Frederickson

Securities:	1,250,000
Class:	Common
Voting Power:	25.0%

Brent Green

Securities:	1,250,000
Class:	Common
Voting Power:	25.0%

David Greene

Securities:	1,250,000
Class:	Common
Voting Power:	25.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Lights, Camera, Action.....

Christian family entertainment produced by an Oscar winning producer, that's Split Mountain. Gray Frederickson, Oscar winning producer for "The Godfather Part II" heads up an all star team of film makers and business men to produce high quality Christian and family friendly feature films. Gray an A list Hollywood producer of the Godfather trilogy, Apocalypse Now, The Outsiders and over seventy other films has turned his attention to faith based films. An A list Hollywood insider has access to stars and talent that take average movies and transform them into cinematic master pieces. Take that cinematic genius, apply it to the powerful message presented in faith based films and you have transformative cinema. You can take journey's into the fantastical worlds. Explore dramas of the human soul. You can experience the heart break of human tragedy. You can introduce your children to creative story telling in a positive and uplifting environment. You can enjoy the greatest message ever given to men in a visual story. You can see your Christian beliefs in engaging cinema pictures.

There's no business like show business..... While creative art is a big part of a movie company, business must be managed. John Simonelli, founder of Moto Photo Inc. has successfully taken several companies from inception to IPO. Theirs is no substitute for fiscal management. A company that can handle it's business is soon out of business. You can rest assured that Split Mountain is managed by one of the best. You can know that the function of the company is to increase shareholder value. You can know that with Mr. Simonelli's management that your best interest is one in the same with the company's best interest.

Show Me, Don't tell Me.... Rising stars are hard to find, but Brent Green has all the makings of a star in the making. You normally think of the stars in front of the camera, but there are many more stars behind the camera making the ones in front of the camera. Brent a young up and coming filmmaker has already produced a movie with Martin Scorsese, Silence, Mercy Me, I Can Only Imagine and directed a music video for David Crowder. You can have a front row seat and watch as a young director comes to the forefront in Christian Cinema. One of the most important aspect for faith based films to be effective is to reach the younger audience. The easiest way to reach a young audience is to be young. Brent's insight and talent will give you the ability to reach in to the younger generations heart for Christ, and bring the gospel message to a whole new generation.

The techno geek... Dave Greene is considered a Digital Cinema Expert. With a background in physics, a career aboard one of the militaries most sophisticated surveillance aircraft, Dave is a techno geek. Hey somebody's got to be the geek. He has been on the forefront of digital cinema technology. One of the first owners of a Red One camera, a camera that transformed the industry, he has been a purveyor of technology. You can rest assured though that he will be the first to tell you technique always trumps technology. Finding a geek artist then becomes even a greater discovery. Dave is an accomplished cinematographer and is the rare combination of the subjective and objective compositional filmmakers. And that's what makes him a Digital Cinema Expert.

Cinema With A Heart... Faith, Hope and Love and the greatest of these.... These are the themes of a faith based movies, just like Hollywood used to make. But somewhere Hollywood went to Sex, Violence and .... Well you get the picture. You can provide a choice. By investing in Split Mountain Productions you are making a bold statement, I chose Hope over Hollywood. You can bring back great storytelling that focuses on your values, not shook value. You can choose virtue over vulgar. You can choose Love over Hate. You can choose to make the world a better place one movie at a time.

Lights, Camera, Action You can be a part of the wonderful world of cinema. You can join the journey as we travel from medieval times to futuristic worlds, from faraway places to the house next door, but most of all to the hearts and souls of those who see the films. Join us here at this development stage, who knows where the journey may go.

For additional information, please see attached *businessplan.pdf*

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Split Mountain Productions Inc speculative or risky:**

    1. Risk Factors

    A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

    In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

    The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

    These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

        1. Risk

    An investment in the shares of stock in the company involves a degree of risk. Prospective investors should carefully analyze the merits and the risks of an investment in the Company and should consider, among other risks, the following:

    Recent Organization, Limited Scope and Lack of Operating Experience

    The Company was organized on March 14, 2017, but has never conducted any activities and has no operating experience. The Company’s proposed operations are subject to all of the risks inherent in the establishment of a new commercial enterprise, and the likelihood of the Company’s success must be considered in light of various factors, including the Company’s ability to produce, market, sell and distribute Films.

    Investment Risks

    An investment in the Company involves significant risks, including the risk that the Company will be unable to produce, market, sell and distribute Films. The business risks of the Company are discussed below.

    Income Tax Consequences

    An investment in stock shares may have significant federal and state income tax consequences for an investor. Nothing herein was intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties imposed under the United States Internal Revenue code. This document was written to support the promotion and marketing of the transaction addressed herein. The company makes no representation or warranty to investors with respect to the income tax consequences of an investment in the shares and urges prospective investors to consult with their own tax advisors about such income tax.

    Cautionary Statements

The discussions and information in this Business Plan may contain both historical and forward-looking statements. To the extent that this plan contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in forward-looking statements. The differences may be caused by a variety of factors, including, but not limited to, adverse economic conditions, intense competition, cost overruns in producing and marketing Films, unavailability of qualified talent for Films, loss of talent previously committed or interested in Films, absence of qualified distributors or licensees, lack of customer acceptance of Films, termination of contracts, lack of experience in the Company and Management, government regulation, inadequate capital, unexpected operating deficits, lower sales and revenues than forecast, the risk of litigation and administrative proceedings involving the Company adverse publicity and news coverage, inability to carry out marketing and sales plans, loss or retirement of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this memorandum.

New Business

The Company was formed to finance the production of Christian genre Films. The Company has no earnings or gross revenues to date. There is no assurance that the Company or the Films will be profitable or will earn revenues, or that the Company will have sufficient capital to implement its business plan.

Speculative Business

The entertainment industry is extremely competitive and the commercial success of any motion picture is often dependent on factors beyond the control of the Company, including but not limited to audience preference and exhibitor acceptance. The Company may not be able to engage or retain qualified talent for Films, including actors and other production personnel. Competent distributors or joint Company partners may not be available to assist the Company in its financing and marketing efforts for the Films, if required. The Company may not be able to sell or license the Films because of industry conditions, general economic conditions, competition from other producers, or lack of acceptance by studios, distributors, exhibitors and audiences.

Release of the Films

The Films are being produced for theatrical distribution, followed by television and home video exhibition, although no agreements are yet in place for distribution in any of the foregoing media in the United States or abroad, and no such distribution can be guaranteed. As a result, the Films may not receive the commercial exposure that could accompany a full theatrical release, and the gross revenue potential could be substantially lower than if the Films are initially introduced by wide or alternatively limited release to the full theatrical market. There is no assurance that any exhibitor will license the Films or that it will earn substantial revenues.

Absence of Immediate Revenues

The Company anticipates that it will incur substantial operating losses relating to the production and distribution of Films until the Company is able to generate adequate revenues from the licensing, sale or distribution of the Films, of which there can be no assurance. There can be no assurance that stockholders will realize any return on their investment or that stockholders will not lose their entire investment.

Risks of Motion Picture Development and Production

The development and production of motion pictures involves a substantial degree of risk. Production costs are often miscalculated and may be higher than anticipated due to reasons or factors beyond the control of the Company (such as delays caused by labor disputes, illness, accidents, strikes, faulty equipment, death or disability of key personnel, destruction or damage to the film files themselves, or bad weather). Accordingly, the Company may require funds in excess of Films anticipated budget in order to complete a production. The Company may not seek to obtain any production insurance or completion bonds for any of the Films to protect the Company against some of these risks. Accordingly, circumstances may arise pursuant to which investors will bear the entire risk that the Films do not have sufficient funding to complete production.

Risks of Motion Picture Distribution

There is no assurance that the Company will be successful in securing a service release or third parties to distribute the Films if they are completed. Furthermore, in the case of securing distribution, there is no assurance that the Films will be an economic success even if it is successful critically or artistically. While it is the intent of the Company that any sale of distribution rights will be for fair value and in accordance with the standards and practices of the motion picture industry, no assurance can be given that the terms of such agreement will be advantageous to the Company. In fact, unless the Films are an artistic success and/or cast with recognizable creative elements, the Company will clearly be at a disadvantage in its negotiations. There can be no assurance that a distributor, even a service distributor will not limit the Films theatrical run, limit the territories in which the Films are exhibited or otherwise fail to promote the Films actively. Any such action by a distributor could have a material adverse effect on the economic success of the Films and the revenue received by the Company. There can be no assurance of ancillary or foreign sales of the Films. If a Film is distributed in foreign countries, some or all the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict the available funds. Even if all territories, both domestic and foreign, are sold, there can still be no assurance that the Films will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, if any, there may be problems which could adversely affect the Company's ultimate profitability, including: public taste, which is unpredictable and susceptible to change; competition for theaters; competition with other films and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. In any event, any net proceeds from the Films and cash flow cannot be realized, if at all, until many months after the Company's expenditure for the Films. The Company does not anticipate that it will retain a sales agent to sell the domestic or foreign rights to Films. No assurance can be given that the Company will be able to sell any rights to the Films or that if such rights are sold it will be on terms advantageous to the Company.

Domestic Market Place

Investors should particularly note the Company intends to seek a service theatrical release. At this time, the United States domestic distribution business is substantially dominated by large studio distributors (e.g., Fox, Sony, Paramount, Universal, Warner Bros., MGM and Disney) and their affiliates (e.g., Fox Searchlight, Sony Classics, Paramount Vantage, Focus Features, United Artists and Miramax). These companies are joined in the marketplace by a limited number of independent distribution companies including Lionsgate, Summit and the Weinstein Company, which acquire independently produced motion pictures and may finance film projects directly at budgets significantly more modest than those typically undertaken by the major studios. The studios are increasingly focused on large budget ("event") pictures or smaller art house projects. Motion pictures with budgets under $3,000,000, with no major acting elements attached to them are increasingly being released directly to cable television and/or home video, and receive little or no theatrical marketing support. A limited theatrical release, or no theatrical release at all, will have a materially adverse effect on the financial return which may be realized by a particular film in all other markets. Since the domestic marketplace often impacts foreign territories, the absence of domestic buyers may impact each film's potential sales.

Exposure to Worldwide Economic Conditions

It is intended that the Company will sublicense the Films to foreign distributors for exhibition in their respective territories and/or media. Consequently, the value of the Films rights as determined by such distributors would be dependent upon many factors including the economic conditions in such distributors' territory. Economic downturns, changes in the currency exchange rates and changes in economic forecasts of any or all of the individual territories may have a material adverse impact on the Company. Even if distribution agreements are obtained for certain territories, economic changes in any territory could affect the ability to complete any transaction.

Possible Inadequacy of Company Funds

The Company will have limited capital available to it. If the entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then Management may cause the Company to sell all or a portion of its interest in the Films to finance such shortfalls. Further, a shortage of funds may prevent or delay the Company from completing the production and distribution of the Films. Although the Company and Management have planned for all of the expected production and distribution costs of the Films, there is no assurance that the Company will have adequate capital to conduct its business.

Deferments

The Company and Management may arrange for services to be provided to the Company for the production and distribution of the Films for which reduced compensation will be initially required, it being understood that the provider of such services will be compensated by the Company for the value of such services from the cash flow of the Company resulting from the exploitation of some or all rights in and to the Films. The value of such deferrals will be negotiated and documented by Management prior to the provision of such services to the Company. The benefit of such arrangements is to reduce the direct cash costs of the Films production. Such deferments may be paid from the Films revenues before or after repayment to Shareholders of their investment, and/or prior to payment to Shareholders and Management of any other net proceeds based on the revenue of the Films after such Shareholders recoupment, as Manager may establish in its reasonable judgment on behalf of Company through negotiation and/or otherwise.

Competition

The entertainment industry is characterized by intense competition. The Company will be subject to competition from other producers and distributors including major studios, which have greater financial resources and management experience and expertise than the Company. All aspects of the motion picture industry are highly competitive. The Company faces competition from "major" studios and other independent motion picture companies and television production companies not only in attracting creative, business and technical personnel for the production of films, but also in distributing the films. Virtually all of these competitors have substantially greater experience, assets, and financial and other resources than the Company, and have worldwide distribution organizations in place. The Company's Films will also be subject to extensive competition from other forms of entertainment, including but not limited to television programming, cable television, virtual reality entertainment and other entertainment. There is no assurance that the Company will be able to compete in the entertainment business successfully or profitably.

Liabilities

There is no assurance that the Company will be able to pay all of its liabilities.

No Assurance of Profit

There is no assurance as to whether the Company will be profitable or earn revenues, or whether the Company will be able to return any investment, to make cash distributions or to meet its operating expenses.

Operations - Possible Liens

If the Company fails to pay for materials and services for the Films on a timely basis, the Company's assets could be subject to materialmen's and workmen's liens. The Company may also be subject to bank liens in the event it defaults on loans from banks, if any.

Risk of Cost Overruns

The Company may incur substantial cost overruns in the production and distribution of the Films. Management is not responsible for cost overruns incurred in the Company's business and is not obligated to contribute capital to the Company. Unanticipated costs may force the Company to dilute its ownership in the Films substantially by requiring it to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in the Picture if it is Films to obtain the additional funds necessary to complete the production and marketing of the films. There is no assurance that the Company will be able to obtain sufficient capital to implement its business plan successfully. If a greater investment is required in the Films because of cost overruns, the probability of earning a profit or a return of the investment in the Film is diminished. Although the budget for the Films will include a contingency reserve to cover unforeseen cost overruns, the Company will not be obtaining a completion bond or other similar insurance which might mitigate the risk of cost overruns.

Risk of Insufficient Capitalization

The Company intends to conduct an additional Regulation A tier II exempt capitalization campaign. Part of the proceeds from this Crowdfunding campaign will be used to conduct the capitalization campaign. Should the capitalization campaign fall short of the minimum effort to raise one million dollars the company would be unable to produce the movie developed by this campaign and investors would stand to lase the full amount invested.

The Offering

Split Mountain Productions Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $100,000 through an offering under Regulation CF. In the event the Company fails to reach their offering target of $10,000, any investments made under offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Development expenses include obtaining the intellectual property and developing the screenplay, which may include writing, rewriting and other editorial functions. Legal includes preparing and filing the proper legal documents for a regulation A tier II campaign. Promotion and advertising is for costs related to the conducting of a Regulation A Tier II capitalization campaign.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$100,000
Less: Offering Expenses	$490	$4,900
Net Proceeds	$9,510	$95,100
Development	$5,000	$50,000
Legal	$2,500	$25,000
Promotions and Advertising	$2,010	$20,100
Total Use of Net Proceeds	$9,510	$95,100

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Split Mountain Productions Inc must agree that a transfer agent, which keeps the records of all of our outstanding Common shares, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and click to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**

We are issuing Common shares at an offering price of $1.00 per share.

13. **Do the securities offered have voting rights?**

The Common shares are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

14. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

15. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common	100,000,000	5,000,000	Yes	Additional rights

Options, Warrants and Other Rights

    Not applicable.

17. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

    No other class of stock has been authorized. A new authorization would be require an authorization action by the Board of Directors.

18. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    No.

19. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

    As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

    The principal shareholders identified have no rights, warrants or options beyond what is given them as common stock shareholders.

20. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    Book Value = Capital Raised / Total Shares Issued

21. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    There is no single majority holder of over 50%. The risks to minority holders are equally shared by all participants.

22. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The Company has authorized 100,000 Shares for this regulation CF exemption. The Company plans to conduct an offer of additional shares after the completion of this offering.

    Capitalization The company plans to apply for an exemption under Regulation A Tier II campaign. Should the company be successful in achieving that exemption it will conduct a best effort campaign of upto 10M Shares. It is anticipated that the asking price for the shares will be $5.00 per share in order to capitalize the company to $50 million. All proceeds from this and any subsequent stock sales will be applied to the production of films and any necessary company business to maintain statutory and regulatory compliance.

    Should the company not be approved for a regulation A exemption, then it will seek capitalization through qualified investors under regulation D and/or other sources of funding the developed productions.

    The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

    If the Company were to repurchase securities, so that the above risks are mitigated, it may not have enough cash available for marketing expenses, growth, or operating expenses to reach its goals. If it does not have enough cash to operate and grow, the market price of our common stock, if any, would decline.

A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

We may need to negotiate with related parties for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

23. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

24. **What other exempt offerings has Split Mountain Productions Inc conducted within the past three years?**

    None.

25. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

26. **Does the issuer have an operating history?**

    No.

27. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Film production is a high capital intensive and low liquidity business. The company will require a large amount of capital resources in order to develop, produce and distribute its first productions. Financial milestones include completing this round of fundraising for the development capital of the first film, legal, promotional and advertising cost to conduct a regulation A tier II capitalization campaign. The company will have low liquidity throughout the process of producing the first picture. No revenues will be realized until the picture is in distributions and either theatrical exhibition revenues are realized and/or home video sales are realized. The company may realize additional funding from partnerships for the project, gap financing based on financial rebate incentives and other debt instruments. If the company only reaches the target capital of this offering it would utilize a fully developed project to seek additional funding sources. This financial condition will exist until revenues from films flow into the company.

Financial Information

28. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$0	$0	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

29. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**

3. engaging in savings association or credit union activities?

2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Split Mountain Productions Inc answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Script: Promo 3 Written By David Greene Based on, if any Address Phone Number FADE IN: PARCHMENT: A line is moving across a parchment in a downward diagonal. As the line passes over an area the words "Systematic Desensitization" arise from the parchment. It splits and creates two circles a video starts playing in the circles as they expand to fill the screen. A scene from Fifty Shades of Grey is playing. The scene where he reveals his sadistic playroom to his victim. The circles retreat to normal size as we continue to see the movie clip playing inside the circle. STEFAN (V.0.) The moral decline of America is getting darker shades of grey every year. As the line travels another sign pops up "Stimulus Hierarchy". The line moves from the sign to another circle that is playing a clip from "Gone With the Wind". The circle expands as we zoom in to fill the screen. This is the scene where Rhett says "frankly my dear I don't give a damn." STEFAN(V.O.) In 1940 Clark Gable uttered the first cuss word in public theater, and the moral decent in America was off and running. The circle retracts to normal size as the clip keeps playing. The line travels on to a photo of children praying in school. STEFAN(V.O.) Slowly at first as atheist and secular organizations started forming and becoming vocal. The line continues to travel on the other side of the picture to another sign that pops up "Attack Dissent". The line continues to form a set of three squares two on the top and one large one below them. The picture of Edward Schempp and Madalyn O'Hair fill the top two squares and the Warren court fills the one below them. 1 STEFAN(V.O.) Then in 1963 two individuals, Edward Schempp a unitarian universalist and Madalyn Murray O'Hair the founder of the American atheist group, plus the nine kings of washington known as the Warren supreme court followed in the footsteps of Joesph Stalin, and dealt a devastating blow to America's moral fabric, they removed prayers from schools. As the line travels a new sign pops up "Legalize Behavior" The line continues to a circle where Mrs. Robinson and various film and television clips are playing. STEFAN(V.O.) Hollywood and television would follow this new secular trend with provocative movies. These movies accelerated our moral decline. The shades of grey kept coming and getting darker. But the worst was yet to come. The line wraps around another circle playing enquirer video. STEFAN(V.O) The worst came in a form that your children hold in their hand, the cellphone. Cyberbullies and pedophiles now have direct access to their targets, your children. Students SAT scores are down, teen suicide rates are up, especially among our daughters. America had gone from shades of Gray to full shades of darkness, and the church was locked inside it's walls. the cincinnati The line travels from the circle to a new sign. "Moral Decline Complete". The line continues.to a circle showing discouraging headlines. STEFAN(V.O.) What are parents to do? Surrender your children to the world? God is (MORE) 2 STEFAN(V.O.) (CONT'D) not allowed in schools and secular government has a different agenda than most parents. What can we do? The line travels to a new circle showing a Contemporary Christian Concert. STFAN(V.O.) Well it's time we light up our fight song and take our children back. Grant it alone we can not change hollywood or television, but if we join together we can conquer anything. The line travels on to a new square with a picture of Dave Greene. STEFAN(V.O.) Four years ago Dave Greene, a Christian who happens to be a filmmaker started a journey to produce Christian cinema. Dave's Picture retreats and Gray's picture is displayed. He is joined now by Gray Frederickson, the producer of The Godfather trilogy, Apocalypse Now and the Outsiders. Gray's picture retreats and John's Comes forward. And John Simonelli who has a long track record of successful companies, like Moto Photo and recently a different film company with Gray. John's Picture retreats and Brent's advances. Brent Green, an up and coming producer and director of films like Martin Scorsese's Silence and Mercy Me's new movie I can only imagine. The line leaves the four shot and moves to a new circle displaying the Split Mountain Logo. These four filmmakers came together and formed Split Mountain Productions to produce and distribute top quality Christian films and television. The line travels to another circle playing a behind the 3 scenes clip. The exciting news is, now you can join them on this journey. We need three things, Prayer, Share and Invest. Pray that we will always produce the stories that God wants told, the way he wants them told. Share our story with all your friends, family, coworkers, congregation and especially social media, so others can the journey as well. And If blessed you and you feel led to invest. Click the link below and follow the instructions from Net Capital. Then get the popcorn ready, because we will see you at the movies. You and your whole family. on your join God has FADE OUT: 4

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.PDF

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Pitch Deck: pitchdeck.pdf

Ongoing Reporting

31. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: www.splitmountainproductions.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.